VF 3-9-05

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2005
WASH, D.C. 213

SECURIT 05036134 N

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65357

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Geneos Wealth Management, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4700 South Syracuse Parkway, Suite 1000
(No. and Street)

Denver	CO	80237
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Doug Temple **(303) 785-8470**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S Quebec St, Suite 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Doug Temple**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Geneos Wealth Management, Inc.**, as of **December 31**, 20**04**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

CONNIE J. GROSS NOTARY PUBLIC STATE OF COLORADO

Notary Public

My Commission Expires 6/5/2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital(including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable.)
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GĔNEOS WEALTH MANAGEMENT, INC.

TABLE OF CONTENTS

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
Gĕneos Wealth Management, Inc.

We have audited the accompanying statement of financial condition of Gĕneos Wealth Management, Inc. as of December 31, 2004, and the related statements of operations, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gĕneos Wealth Management, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
January 28, 2005

GĔNEOS WEALTH MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$	746,081
Due from clearing broker		34,008
Deposit with clearing broker		100,000
Commissions receivable		623,068
Prepaid expenses		16,150
Furniture and equipment, at cost, net of accumulated depreciation of $30,326		114,322
Software, at cost, net of accumulated amortization of $80,324		76,548
Other assets		71,954
	$	**1,782,131**

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	61,938
Commissions payable		570,298
Capital lease obligations		23,257
Accrued vacation payable		15,946
Deferred rent and deposits		49,617
Total liabilities		721,056
SHAREHOLDERS' EQUITY (Note 2):		
Common stock, Class A, voting, $0.0001 par value; authorized 20,000,000 shares; 9,998,502 shares issued and outstanding		1,000
Common stock, Class B, non-voting, $0.0001 par value; authorized 4,000,000 shares; 3,076,923 shares issued and outstanding		308
Additional paid-in capital		3,333,049
Deficit		(2,273,282)
Total shareholders' equity		1,061,075
Total liabilities and shareholders' equity	**$**	**1,782,131**

The accompanying notes are an integral part of this statement.

GĔNEOS WEALTH MANAGEMENT, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUE:		
Commissions	$	17,300,563
Interest and other income		513,520
Total revenue		17,814,083
EXPENSES:		
Commissions		15,180,317
Salaries, benefits and payroll taxes		1,791,353
Professional fees		435,127
Travel and entertainment		255,629
General and administrative		128,286
Occupancy costs		116,541
Depreciation and amortization		116,220
Regulatory costs		66,776
Stock option compensation		64,881
Clearing fees		52,874
Other expenses		4,802
Total expenses		18,212,806
NET LOSS	**$**	**(398,723)**

The accompanying notes are an integral part of this statement.

GĔNEOS WEALTH MANAGEMENT, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

	Common Stock - A		Common Stock - B		Additional Paid-In Capital	Deficit
	Shares	Amount	Shares	Amount		
BALANCES, January 1, 2004	9,561,761	$ 956	3,076,923	$ 308	$ 3,059,608	$ (1,874,559)
Issuance of common stock - A	436,741	44	-	-	208,560	-
Stock option compensation	-	-	-	-	64,881	-
Net loss	-	-	-	-	-	(398,723)
BALANCES, December 31, 2004	9,998,502	$ 1,000	3,076,923	$ 308	$ 3,333,049	$ (2,273,282)

The accompanying notes are an integral part of this statement.

GĚNEOS WEALTH MANAGEMENT, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(398,723)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization		116,220
Stock option compensation		64,881
Decrease in due from clearing broker		526
Increase in commissions receivable		(473,479)
Decrease in prepaid expenses		17,053
Increase in other assets		(50,000)
Decrease in accounts payable and accrued expenses		(92,201)
Increase in commissions payable		570,298
Decrease in other liabilities		(44,937)
Net cash used in operating activities		(290,362)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of furniture, equipment, and software		(33,404)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Principal payments under capital lease obligations		(7,861)
Proceeds from issuance of common stock		208,604
Net cash provided by financing activities		200,743
NET DECREASE IN CASH AND CASH EQUIVALENTS		(123,023)
CASH AND CASH EQUIVALENTS, at beginning of year		869,104
CASH AND CASH EQUIVALENTS, at end of year	**$**	**746,081**

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Gĕneos Wealth Management, Inc. (the "Company") was formed on April 12, 2002, and operates as a nationwide securities broker-dealer and investment advisor. The Company earns revenues from the sale of securities, mutual funds, limited partnership interests, fixed and variable life insurance policies, fixed and variable annuities, and real estate investment trusts (REITs).

Clearing Agreement

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmation and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

Revenue Recognition

Securities transactions and commission revenue and expense are recorded on a trade date basis. Interest and dividend income are recognized in the period earned.

Depreciation and Amortization

The Company provides for depreciation and amortization of furniture, equipment, and software on a straight-line method based on the estimated useful lives of the assets ranging from three to seven years.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

Stock Option Plan

At December 31, 2004, the Company has a stock-based employee compensation plan, which is described in more detail in Note 6. The Company accounts for this plan under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations. During the year ended December 31, 2004, stock-based compensation cost of $64,881 is reflected in the statement of operations, as all options granted under this plan had an exercise price less that the market value of the underlying common stock on the grant date. The following table illustrates the effect on net income if the Company had applied the fair value provisions of FASB Statement No. 123, *Accounting for Stock-Based Compensation*, to stock-based employee compensation:

Net loss, as reported	$	(398,723)
Less: additional stock-based employee compensation cost determined under the fair value method, net of income taxes		(38,612)
Pro forma net loss	$	(437,335)

The fair value of these options was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4%; no dividend yield; zero volatility; weighted-average fair value of the underlying stock of $0.65; and an expected life of five years.

NOTE 2 - NET CAPITAL AND MINIMUM CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2004, the Company had net capital and net capital requirements of $672,393 and $50,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 1.07 to 1. According to rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - LEASE OBLIGATIONS

Capital Lease Obligations

The Company has two capital leases covering equipment. Aggregate annual payments on the capital lease obligations as of December 31, 2004, are as follows:

Capital lease obligation (A)	$	16,910
Capital lease obligation (B)		6,347
	$	23,257

(A) Capital lease covering a copier for five years expiring July 2007.

(B) Capital lease covering phone system for two years expiring June 2006.

Aggregate annual payments on capital lease obligations at December 31, 2004, are as follows:

Year		Amount
2005	$	13,058
2006		10,646
2007		4,803
		28,507
Less: amount representing interest		(5,250)
Present value of future minimum lease payments	$	23,257

The amount of equipment under capital leases at December 31, 2004, was $41,191. This property had related accumulated depreciation of $17,934 for a net book value at December 31, 2004, of $23,257.

Operating Leases

The Company has entered into a long-term non-cancelable operating lease for office space beginning August 9, 2002, and ending December 31, 2008. A portion of the lease space is subleased under a lease dated on January 1, 2003, and expiring June 30, 2005. Future minimum lease payments at December 31, 2004, are as follows:

Year		Amount
2005	$	139,574
2006		143,803
2007		148,032
2008		152,262
	$	583,671

Rent expense for the year ended December 31, 2004 was approximately$116,500.

NOTE 4 - INCOME TAXES

As of December 31, 2004, the Company has approximately $2,132,000 in net operating loss carryovers expiring through 2024, which may be used to offset future taxable income. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax liabilities and assets as of December 31, 2004, are as follows:

Deferred tax liabilities	$ -
Deferred tax assets:	
Net operating loss carry forward	$ 725,000
Valuation allowance for deferred tax assets	(725,000)
	$ -

The valuation allowance increased $30,000 for the year ending December 31, 2004.

NOTE 5 - PROFIT-SHARING PLAN

During 2003, the Company adopted a 401(k) profit-sharing plan covering substantially all employees. The Company's contributions to the plan are determined annually by the Board of Directors. No Company contributions were made during 2004.

NOTE 6 - STOCK OPTION PLAN

The Company has a fixed option plan under which the Company may grant options that vest ratably over a five year period or sooner as determined by the Board of Directors to its employees and registered representatives for up to 3,800,000 shares of common stock. The exercise price of each option shall be determined by the Board of Directors at the date of grant. An option's maximum term is 10 years. The fair value of options granted is estimated on the date of the grant using the minimum value method with a fair value of $0.65. A summary of the Company's stock option activity and related information at December 31, 2004, is presented below:

		Exercise price per share	
	Options	Range	Weighted-average
Outstanding, December 31, 2003	-	$ -	$ -
Granted	343,789	0.10 - 0.65	0.14
Exercised	(117,966)	0.10	0.10
Forfeited	-	-	-
Outstanding, December 31, 2004	225,823	$0.10 - 0.65	$ 0.15

NOTE 6 - STOCK OPTION PLAN (continued)

The following table summarized information about options outstanding at December 31, 2004:

Range of Exercise Price	Shares	Outstanding Options: Remaining Contractual Life	Outstanding Options: Weighted Average Price	Exercisable options: Shares	Exercisable options: Weighted Average Price
$0.10 - 0.65	225,823	9.84	$ 0.15	45,165	$ 0.15

NOTE 7 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES

In the normal course of business, the Company's activities through its clearing broker involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

In addition, the Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable and deposit from this clearing broker could be subject to forfeiture.

The Company maintains its cash balances in several financial institutions, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

SUPPLEMENTARY INFORMATION

GĚNEOS WEALTH MANAGEMENT, INC.

COMPUTATION OF NET CAPITAL
PURSUANT TO NET CAPITAL RULE 15c3-1
DECEMBER 31, 2004

CREDIT:	
Shareholders' equity	$ 1,061,075
DEBITS:	
Nonallowable assets:	
Commissions receivable	65,708
Prepaid expenses	16,150
Furniture, equipment, and software	190,870
Other assets	71,954
Excess fidelity bond deductible	44,000
Total debits	388,682
NET CAPITAL	672,393
Minimum requirements of 6-2/3% of aggregate indebtedness of $721,056 or $50,000, whichever is greater	50,000
Excess net capital	**$ 622,393**
AGGREGATE INDEBTEDNESS:	
Accounts payable and accrued expenses	61,938
Commissions payable	570,298
Capital lease obligations	23,257
Accrued vacation payable	15,946
Deferred rent and deposits	49,617
	$ 721,056
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**1.07 to 1**

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 as of December 31, 2004.

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Gĕneos Wealth Management, Inc.

In planning and performing our audit of the financial statements and supplementary information of Gĕneos Wealth Management, Inc. for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Gĕneos Wealth Management, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Gĕneos Wealth Management, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

In addition, our review indicated that Gĕneos Wealth Management, Inc. was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2004, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Spicer Jeffries LLP

Greenwood Village, Colorado
January 28, 2005